August 22, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Delaware Life Insurance Company (the “Company”)
(formerly known as Sun Life Assurance Company of Canada (U.S.))
CIK Number: 0000745544

Commissioners:

We are filing this correspondence letter in order to reflect the new name of the Company on the EDGAR system. Effective July 21, 2014, Sun Life Assurance Company of Canada (U.S.) changed its name to Delaware Life Insurance Company.

Sincerely,

/s/ Kenneth N. Crowley

Kenneth N. Crowley
Senior Counsel